

December 20, 2011

Via E-mail
David M. McClanahan
Chief Executive Officer
CenterPoint Energy Houston Electric, LLC
1111 Louisiana
Houston, Texas 77002

> **Re:    CenterPoint Energy Houston Electric, LLC**
> **CenterPoint Energy Transition Bond Company IV, LLC**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed November 2, 2011**
> **File No. 333-177662**

Dear Mr. McClanahan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Please note that the page references below correspond to the electronic blacklined courtesy copy provided to us.

Review of Transition Property, page 28 of base prospectus

1. We note your added disclosure in this amendment that pursuant to SEC rules, CenterPoint Houston <u>has performed</u> a review of the transition property underlying the transition bonds. Item 1111, as amended by SEC Release No. 33-9176, requires disclosure about the nature of the review performed in accordance with new Securities Act Rule 193 for ABS offerings (commencing with an initial bona fide offer after December 31, 2011). Accordingly, the added disclosure in the last two paragraphs on page 28 of the base prospectus should be revised to include information about the nature of the review. For example, the disclosure that CenterPoint Houston has reviewed "the Restructuring Act, the financing order, and the rules and regulations of the PUCT as they

relate to the transition property" explains what documents were reviewed, but does not explain the nature of CenterPoint Houston's review. As another example, you note that CenterPoint Houston will consider the sensitivity of the weighted average life of the transition bonds. You should revise that disclosure to explain what aspects of the weighted average life sensitivity are being considered as part of the review.

2. In addition, Item 1111, as amended, requires disclosure of the findings and conclusions of the review required by new Securities Act Rule 193. Because the nature of the review performed has not been made clear, as discussed in the comment above, it is also not clear where findings and conclusions for such review are located. Therefore, please supplementally provide to us the location in the prospectus and prospectus supplement of your disclosure regarding the findings and conclusions of your review and, where appropriate, explain how the disclosure relates to the review performed for purposes of Rule 193.

3. We note your disclosure that, "…we and CenterPoint Houston cannot assure you that these reviews uncovered or correctly or adequately analyzed all relevant factors that could affect the value of the transition property, payments of transition charges or payments of principal and interest on the transition bonds….." Please delete, as such disclosure appears to be a disclaimer of liability for the issuer's requirements under the securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc:     Timothy S. Taylor
        Baker Botts LLP